

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2011

James W. Cuminale, Esq.
Chief Legal Officer
Nielsen Holdings B.V.
770 Broadway
New York, NY 10003

> **Re: Nielsen Holdings B.V.**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed January 10, 2011**
> **File No. 333-167271**

Dear Mr. Cuminale:

　　　We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Form S-1

Prospectus Summary

1.　　　Pursuant to our telephone conversation on January 14, 2011 with counsel, we understand that you intend to update the registration statement to include disclosure consistent with that provided in Annex A within a Recent Developments discussion pursuant to Item 10(b) of Regulation S-K. Please confirm.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

2.　　　Refer to your response to prior comment 43 dated July 8, 2010 and revise to provide unaudited pro forma earnings per share for the latest year and interim period giving effect to application of proceeds to reduce your debt.

Form of Free Writing Prospectus

3.　　　In order to provide investors with a more meaningful framework for analysis of your estimates, revise your disclosure in Annex A to provide some of the information that is included on pages 4 through 9 of your response. In this regard, you should expand your explanation to describe why the financial information is preliminary. This disclosure should also describe what steps are necessary in order to present final results. In addition, you should explain why a range is being presented instead of a precise amount.

4.   You should discuss and analyze significant changes that occurred in the fourth quarter as compared to your quarters sequentially and prior comparable quarter. For example, you should disclose and analyze any significant increases in revenue to address, both quantitatively and qualitatively, the key drivers behind such changes.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Tamara Tangen, Staff Accountant, at (202) 551- 3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Adviser, at (202) 551-3453. If you require additional assistance, you may contact me at (202) 551-3735.

                                        Sincerely,

                                        Barbara C. Jacobs
                                        Assistant Director

cc: Via facsimile at (212) 455-2502
        Joseph H. Kaufman
        Simpson Thacher & Bartlett LLP